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                                                                    Exhibit 99.3


                             FOR IMMEDIATE RELEASE
                             ---------------------

Contact:
Barry Sloane
Chairman of the Board & CEO
Newtek Capital, Inc.
212-826-9022
bsloane@newtekcapital.com


                NEWTEK REAFFIRMS WALL STREET EARNINGS ESTIMATES

New York, NY, October 15, 2001 - Newtek Capital, Inc. (AMEX: NKC), a specialist in acquiring, developing and operating early stage, high growth businesses, announced today that Barry Sloane, its Chairman and CEO, has affirmed Wall Street earnings forecasts for the year ending December 31, 2001. Mr. Sloane stated: "We have reviewed our existing business opportunities and firmly believe that the earnings estimates of Wall Street analysts are generally accurate and, in particular, require no downward revision due to the recent economic downturn and the September 11/th/ World Trade Center tragedy". Mr. Sloane also noted that "High quality, value oriented management and entrepreneurial talent hasn't been this accessible at the right price within the last three years. We intend to continue to supplement and upgrade our organization and our partner companies from this growing pool of available talent. This is consistent with our emphasis over the last year, as we have added to the depth of our available management and investment skills."

Newtek Capital, Inc. (www.newtekcapital.com) creates significant non-dilutive capital through the operation of seven CAPCOs in four states. Since 1998, Newtek has raised more than $119 million of certified capital and has made investments in 29 companies, 14 majority-owned or primarily controlled partner companies and investments in 15 other businesses. Newtek anticipates continuing its current pace of two to three investments per quarter. Newtek's portfolio of partner companies includes Transworld Business Brokers, Direct Creations, The Closeout Companies, Starphire Technologies, NicheDirectories, Group Management Technologies, Harvest Strategies, AIDA Corp and Merchant Data Systems. Newtek operates as a holding company for a network of partner companies in a collaborative and coordinated effort to develop successful businesses in a number of emerging and technological areas.



The statements in this release may contain forward-looking statements relating to such matters as anticipated future financial performance, business prospects and results, and similar matters. The Private Securities Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results to differ materially from the anticipated results expressed in the Company's forward looking statements such as intensified competition and/or operating problems in its operating business projects and their impact on revenues and profit margins The Company also notes that overall profitability could be materially effected by economic conditions and unanticipated developments the economy generally and in the core businesses of our partner companies.